Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dialogic Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-174215, 333-170005, 333-163909, 333-156273 and 333-142117) on Form S-8 and (Nos. 333-175566 and 333-163908) on Form S-3 of Dialogic Inc. of our report dated April 13, 2012, with respect to the consolidated balance sheets of Dialogic Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and redeemable equity, and cash flows for the years then ended, which report appears in the December 31, 2011 annual report on Form 10-K of Dialogic Inc.

/s/ KPMG LLP

Short Hills, New Jersey

April 16, 2012